As filed with the Securities and Exchange Commission on September 21, 2018

Securities Act File No.  333-225639

Investment Company Act File No.  811-21357

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM N-2

☒ Registration Statement Under the Securities Act of 1933

☐ Pre-Effective Amendment No.

☒  Post-Effective Amendment No. 2

and/or

☒ Registration Statement Under the Investment Company Act of 1940

☒ Amendment No. 11

Franklin Limited Duration Income Trust

(Exact Name of Registrant as Specified In Charter)

c/o Franklin Advisers, Inc.

One Franklin Parkway, San Mateo, CA 94403-1906

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (650) 312-2000

Craig S. Tyle, One Franklin Parkway

San Mateo, CA 94403-1906

(Name and Address of Agent For Service)

Copies of information to:

Rose F. DiMartino, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Approximate Date of Proposed Public Offering:  From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-225639 and 811-21357) of Franklin Limited Duration Income Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Item 25.  Financial Statements and Exhibits

(1)     Financial Statements:

Included in Part A:	None
Included in Part B:	The following statements of the Registrant are incorporated by reference in Part B of the Registration Statement:
Financial Highlights for the Year Ended December 31, 2017
Schedule of Investments at December 31, 2017
Statement of Assets and Liabilities as of December 31, 2017
Statement of Operations for the Year Ended December 31, 2017
Statement of Changes in Net Assets for the Year Ended December 31, 2017
Notes to Financial Statements for the Year Ended December 31, 2017
Report of Independent Registered Public Accounting Firm for the Year Ended December 31, 2017
Financial Highlights for the Period Ended June 30, 2018
Schedule of Investments at June 30, 2018
Statement of Assets and Liabilities as of June 30, 2018
Statement of Operations for the Period Ended June 30, 2018
Statement of Changes in Net Assets for the Period Ended June 30, 2018
Notes to Financial Statements for the Period Ended June 30, 2018

(2)     Exhibits

(a)     Charter

(1)     Amended Certificate of Trust dated June 19, 2003.  (1)

(2)     Amended and Restated Agreement and Declaration of Trust dated June 19, 2003.  (1)

(3)     Certificate of Amendment dated May 14, 2014 to Agreement and Declaration of Trust.  (4)

(4)     Statement of Preferences of Auction Preferred Shares.  (3)

(5)     Certificate of Amendment dated September 14, 2018 to the Amended and Restated Agreement and Declaration of Trust.  (6)

(b)     Bylaws

(1)     Amended and Restated Bylaws of Registrant dated June 19, 2003.  (1)

(2)     Certificate of Amendment to Bylaws dated May 14, 2014.  (4)

(c)     Voting Trust Agreement—none.

(d)     (1)   Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Agreement and Declaration of Trust.  (1)

        (2)   Article II (Meetings of Shareholders) of the Amended and Restated Bylaws.  (1)

        (3)   Form of Subscription Certificate.  (7)

        (4)   Form of Notice of Guaranteed Delivery.  (7)

(e)     Form of Dividend Reinvestment Plan.  (1)

(f)      Long-Term Debt Instruments—none.

(g)     (1)           Form of Investment Advisory Agreement between Registrant and Franklin Advisers, Inc.  (1)

(2)           Amended and Restated Investment Management Agreement between the Registrant and Franklin Advisers, Inc. dated May 1, 2013.  (4)

(h)     Form of Dealer Manager Agreement.  (7)

(i)       Bonus, Profit Sharing, Pension Plans—not applicable.

(j)      (1)   Master Custody Agreement dated as of February 16, 1996 between the Fund and the Bank of New York Mellon.  (1)

(2)   Amendment dated May 16, 2001 to the Master Custody Agreement dated as of February 16, 1996 between the Fund and The Bank of New York Mellon.  (6)

(3)   Amendment dated June 1, 2018 to the Master Custody Agreement dated as of February 16, 1996 between the Fund and The Bank of New York Mellon.  (6)

(4)   Form of Custody Agreement with Millennium Trust Company LLC.  (6)

(5)   Form of Amendment No. 1 to the Custody Agreement between the Fund and Millennium Trust Company LLC (6)

(k)     Other Material Contracts

(1)     Subcontract for Fund Administrative Services between Franklin Advisers, Inc. and Franklin Templeton Services, LLC dated May 1, 2013, and amended May 1, 2014.  (4)

(2)     Form of Organizational and Offering Expenses Reimbursement Agreement between Registrant and Franklin Advisers, Inc.  (2)

(3)     Transfer Agency and Registrar Services Agreement between the Registrant and American Stock Transfer & Trust Company, LLC dated March 25, 2015.  (4)

(4)     Form of Auction Agency Agreement between Registrant and Auction Agent as to the Registrant’s Preferred Shares.  (3)

(5)     Form of Broker-Dealer Agreement as to the Registrant’s Preferred Shares.  (3)

(6)     Form of Subscription Agent Statement of Work between the Fund and American Stock Transfer & Trust Company, LLC.  (7)

(l)       (1)   Opinion and Consent of Morris, Nichols, Arsht & Tunnell LLP with respect to legality of Common Shares.  (5)

(2)   Opinion and Consent of Morris, Nichols, Arsht & Tunnell LLP with respect to legality of Common Shares and Rights.  (7)

(m)   Not applicable

(n)     Other Opinions and Consents

(1)     Consent of Independent Registered Public Accounting Firm.  (5)

(2)     Powers of Attorney dated May 18, 2018.  (4)

(3)     Opinion and Consent of Stradley Ronon Stevens & Young, LLP relating to certain tax matters.  (5)

(o)     Not applicable

(p)     Not applicable

(q)     Not applicable

(r)      Code of Ethics.  (4)

______________

(1)     Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 relating to its common shares of beneficial interest (“Common Shares”) (File No. 333-105495) filed on July 24, 2003.

(2)     Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 relating to its Common Shares (File No. 333-105495) filed on August 25, 2003.

(3)     Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 relating to its preferred shares (File Nos. 333-109190, 811-21357) filed on November 3, 2003.

(4)     Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File No. 333-225639) filed on June 14, 2018.

(5)     Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-225639) filed on September 13, 2018.

(6)     Incorporated by reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-225639) filed on September 17, 2018.

(7)     Filed herewith.

Item 26.  Marketing Arrangements

The information contained under the heading “Plan of Distribution” on page 73 of the Prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.

Item 27.  Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Securities and Exchange Commission Registration Fees	$24,900
Exchange Listing Fees	$22,500
Financial Industry Regulatory Authority Fees	$30,500
Printing and Mailing Expenses	$25,000
Subscription Agent Fees	$45,125
Legal Fees	$620,000
Marketing Expenses	$138,625
Accounting Expenses	$45,000

Total	$951,650

Item 28.  Persons Controlled by or Under Common Control with Registrant—none.

Item 29.  Number of Holders of Securities as of September 5, 2018

Title of Class	Number of Record Holders
Common Shares	80

Item 30.  Indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Reference is made to Article VII of the Registrant’s Agreement and Declaration of Trust, which is incorporated by reference herein.

Other

Insofar as indemnification for liability arising under the 1933 Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31.  Business and Other Connections of Investment Adviser.

Franklin Advisers, Inc.  (the “Manager”), a wholly owned subsidiary of Franklin Resources, Inc. (“Resources”), serves as the Registrant’s investment adviser.  The officers of the Investment Manager also serve as officers and/or directors/trustees for the Investment Manager’s corporate parent, Resources  and/or other investment companies in Franklin Templeton Investments.

Part B and Schedules A and D of Form ADV of the Investment Manager (SEC File No.  801-26292), incorporated herein by reference, sets forth the officers of the Investment Manager and information as to any business, profession, vocation or employment of a substantial nature engaged in by those officers during the past two years.

Item 32.  Location of Accounts and Records.

The accounts, books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder, are kept by the Registrant or its shareholder services agent, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219.

Item 33.  Management Services—not applicable.

Item 34.  Undertakings.

(1)     Registrant undertakes to suspend the offering of common shares until it amends its prospectus if (a) subsequent to the effective date of its Registration Statement, the net asset value declines more than ten percent from its net asset value as of the later of the effective date of the Registration Statement or the filing of a prospectus supplement pursuant to Rule 497, under the 1933 Act, setting forth the terms of the offering or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)     Not Applicable.

(3)     If the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, the Registrant undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof.  If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant further undertakes to file a post-effective amendment to set forth the terms of such offering.

(4)     Registrant hereby undertakes:

(a)     to file, during a period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                                                               i.      to include any prospectus required by Section 10(a)(3) of the 1933 Act;

                                                              ii.      to reflect in the Prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                                                            iii.      to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; and

(b)     that for the purpose of determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)     to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)     that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)     Not applicable.

(5)     Registrant undertakes that:

(a)   For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)   For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)     The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, and the State of California, on the 21st day of September, 2018.

FRANKLIN LIMITED DURATION INCOME TRUST
By:	/s/ Karen L. Skidmore Karen L. Skidmore Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-2 has been signed below by the following persons in the capacities set forth below on the 21st day of September, 2018:

Signature	Title
Christopher Molumphy* Christopher Molumphy	President & Chief Executive Officer — Investment Management
Matthew T. Hinkle* Matthew T. Hinkle	Chief Executive Officer — Finance and Administration
Gaston Gardey* Gaston Gardey	Chief Financial Officer, Chief Accounting Officer and Treasurer
Harris J. Ashton* Harris J. Ashton	Trustee
Terrence J. Checki* Terrence J. Checki	Trustee
Mary C. Choksi* Mary C. Choksi	Trustee
Edith E. Holiday* Edith E. Holiday	Trustee
J. Michael Luttig* J. Michael Luttig	Trustee
Larry D. Thompson* Larry D. Thompson	Trustee
John B. Wilson* John B. Wilson	Trustee
Gregory E. Johnson* Gregory E. Johnson	Trustee
Rupert H. Johnson, Jr.* Rupert H. Johnson, Jr.	Trustee

*By:	/s/ Karen L. Skidmore Karen L. Skidmore, Attorney-in-Fact (Pursuant to Power of Attorney)

EXHIBIT INDEX

Exhibit Number	Description

(d)(3)	Form of Subscription Certificate

(d)(4)	Form of Notice of Guaranteed Delivery

(h)	Form of Dealer Manager Agreement

(k)(6)	Form of Subscription Agent Statement of Work between the Fund and American Stock Transfer & Trust Company, LLC

(l)(2)	Opinion and Consent of Morris, Nichols, Arsht & Tunnell LLP with respect to legality of Common Shares and Rights